June 13, 2007

MAIL STOP 3561

via U.S. mail and facsimile

Sally A. Fonner, CEO
Stirling Acquisition Corporation
914 Curlew Road
Dunedin, FL 34698

      Re: Stirling Acquisition Corporation
          Form S-1 filed May 14, 2007
          File No. 333-142921

Dear Ms. Fonner:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We are unable to access your website. Supplementally advise, or revise the disclosure in this regard.

2. Please replace your current escrow agent, in order to comply with the Rule 419(b)(1) requirement that the escrow account be held by an "insured depository institution," as that term is defined in section 3(c)(2) of the Federal Deposit Insurance Act or a broker or dealer registered under the Exchange Act which maintains net capital equal to or exceeding $25,000.

3. Please include in the appropriate location(s) in your prospectus the information in the section headed "Explanatory Note," which precedes the prospectus. Also, revise it to disclose that if there is a <u>probable</u> acquisition during any period in which offers or sales are being made, you will promptly file a post-effective amendment. See Rule 419(d). Also, repeat the disclosure that you have provided on page 16 of the prospectus in the section headed "Information Requirements for Targets" that, in the post-effective amendment, you will include the information specified by Form S-1 and the applicable Industry Guides, including the financial statements of the company to be acquired as well as pro forma financial information and any other information required by Rule 419. In this regard, please clarify in appropriate locations in your prospectus the point at which this information will be provided to offerees of founders' shares and offerees of acquisition shares. From our reading of the second bullet under "Explanatory Note," it appears the second prospectus must contain complete information about the target and the acquisition.

4. On the cover page of the prospectus, and wherever appropriate throughout the prospectus, please include the price of the securities. See Item 501(b), Instruction 3. It appears that the offering of the founders' shares is a primary offering by or on behalf of the company. A primary offering by your company would need to be made at a fixed price for the duration of the offering. An offering with variable prices would appear to be a delayed offering and Rule 415(a)(1)(x) allows delayed offerings where the securities are qualified to be registered on Form S-3. As you do not qualify to conduct a primary offering on Form S-3, it appears your offering cannot be made at variable prices on a delayed basis. Please revise the terms of your offering as appropriate.

5. We note from your May 24, 2007 letter that all gift and founders' shares will be deposited into the Rule 419 escrow upon effectiveness of the registration statement. Please explain how this procedure complies with Rule 419(b)(3)(ii) which provides, in part, "[n]o transfer or other disposition of securities held in the escrow or trust account . . . shall be permitted . . . ."

Cover Page of the Prospectus

6. Please revise the disclosure in the cover page of the prospectus to indicate that it is 18 months from the date of <u>effectiveness</u> of the initial registration statement that you must have a consummated acquisition meeting the requirements of Rule 419, rather than 18 months from the <u>date of this prospectus</u>. Amend any similar disclosure throughout the prospectus.

7. Please repeat on the cover page of the prospectus, in the "Plan of Distribution" section and wherever else appropriate, the disclosure you have provided under "Selling Stockholders" that the selling stockholders "are underwriters" of the offering with regard to the shares they sell and the shares they gift.

8. We note that you have contradictory disclosure regarding whether or not you and the selling shareholders may retain a broker/dealer in connection with an acquisition. Please reconcile the following:

    a. On the cover page you have stated: "While our founders and our company may retain a registered broker-dealer in connection with an acquisition transaction, they and we are not required and do not presently intend to do so."

    b. In the "Plan of Distribution - Offer and Sale of Founders' Shares" subsection on page 32, you have stated: "Since the sale of founders' shares in connection with an acquisition will probably require our founders to act as a group, they presently plan to: Retain a registered broker-dealer to represent them in connection with the sale of founders' shares; … ."

Table of Contents, page i

9. Explain what "generally accepted corporate governance standards" means.

Distribution, page 1

10. Please revise the first paragraph of this section to include a bullet which provides information about the 1,350,000 founders shares that will be sold in the offering.

Risk Factors, page 4

11. In the risk factor headed "Our officers have previously registered similar Rule 419 transactions that were not successful," please clarify the difference between what you have referred to as a "simple shell transaction" and the acquisition which you contemplate. Also, provide the clarification throughout the prospectus wherever appropriate.

12. In the ninth risk factor, we note the statement that, in the event of an unsuccessful reconfirmation offering, "our founders will probably unwind the gift share distribution and we will probably withdraw our registration statement." Please explain this statement in an appropriate location in your

prospectus, disclosing the factors that will influence this decision and the activities of the company in such event.

13. Please provide a new risk factor to discuss competition with Special Purpose Acquisition Companies ("SPAC's") and what it could mean for this offering. Also, discuss this matter in greater detail in the "Business" section. See Item 501(c)(x) of Regulation S-K.

Use of Proceeds, page 12

14. Expand the first paragraph to discuss in detail what "property" might include.

Dilution, page 12

15. Please explain the basis for the second part of the following statement or remove it: "We cannot predict whether a future acquisition will dilute the net tangible book value of our shares, but we believe such an outcome is unlikely."

Plan of Operations, page 14

16. Please explain the term "overhead allowance" and how it relates to the expenses of the company. Clarify whether Ms. Fonner will receive any part of the $1000.00 of the cash overhead allowance for her personal use now or in the future. If not, supplementally explain why you have included this information under "Executive Compensation."

Proposed Business, page 15

17. In the second paragraph, please provide the basis for the following assertions and supplementally provide us with copies of, or excerpts from, reports or publications which you reference:

> Over the last five years, IPO's involving less than $100 million have become rare and many small companies that want to become publicly held to satisfy early stage investors and implement expansion plans have decided that a shell transaction is preferable to a traditional IPO.

18. Please reference the last sentence of the third paragraph. It reads:

> We have developed our blank check company structure as a viable alternative for small companies that require more certainty, security and flexibility than a conventional public shell can typically offer.

Please disclose in detail the differences between your blank check structure and "a conventional public shell." Explain the basis of your implication that these differences offer more certainty, security and flexibility. Supplementally provide us with copies of, or excerpts from, reports or publications which you reference.

19. At the top of page 16, in the "Securities Act Registration" paragraph, clarify the difference you are referencing.

Periodic Reporting and Audited Financial Statements, page 21

20. Please confirm that you will file a Form 8-A to register your securities under the 1934 Act.

Management, page 22

21. Please disclose, if appropriate, the information which Item 401(f) of Regulation S-K requires regarding Sally Fonner, in her position as trustee of Mega-C Trust, and the July 27, 2005 adversary proceeding against the Chapter 11 Trustee and Ms. Fonner in connection with the involuntary Chapter 11 petition against Mega-C in the US Bankruptcy Court for the State of Nevada. If Item 401(f) does not apply, supplementally explain why.

Prior Involvement in Rule 419 Transactions, page 24

22. Please distinguish this offering from what you have termed a "simple shell transaction."

Common Stock, page 29

23. You have stated in this section that "all of the outstanding shares of common stock are fully paid and nonassessable." This is a legal opinion that you are not qualified to make. As such, please attribute it to counsel and file counsel's consent to have his or her name and opinion in the prospectus.

Plan of Distribution, page 30

24. Please explain whether the officers meet all of the conditions of Rule 3a4-1(a)(i) through (iv) and describe how these conditions are met.

25. We note that you have contradictory disclosure regarding whether your founders may retain broker/dealers in connection with the offering of founders' shares. We also note the company reserves the right to enter a contract under

which a registered broker/dealer may participate in the offering of acquisition shares. If such arrangements are entered and the broker-dealer is acting as an underwriter, then the company needs to file a post-effective amendment to the registration statement identifying the broker-dealer and providing the required information about the plan of distribution. Also, you must file the agreement as an exhibit to the registration statement. Additionally you should be aware that the broker-dealer may need to seek and obtain clearance of the underwriting compensation and arrangements from the NASD's Corporate Finance Department. Please revise the disclosure to indicate in the disclosure that the company will file a post-effective amendment addressing the above information.

Offer and Sale of Founders' Shares, page 32

26. Since the prospectus indicates that all founders <u>are</u> officers of your company, please revise the disclosure in the first paragraph of this section that the founders presently plan to "[a]gree to resell founders' shares on such terms as may be approved by a majority in interest of the founders who <u>are not</u> officers of our company."

27. In the third paragraph of this section please clarify the extent to which the founders could gift or make charitable contributions of the 1,350,000 founders' shares that you are registering for resale.

28. Please explain the sentence which reads, "[t]ransferees will have the unrestricted right to terminate their agreements without penalty until they accept the terms of our reconfirmation offering." Will transferees participate in the Rule 419 reconfirmation offering? If not, please explain why.

Financial Statements

General

29. Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

30. Upon examination of Article II of the Agreement Among the Founders of Stirling Acquisition Corporation (filed as Exhibit 10.3), we note the founders advanced $14,000 to Andrews Kurth LLP as an initial retainer. Tell us how you have accounted for this retainer in your financial statements considering the guidance provided in SAB Topic 1B.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Quentin Faust, Esq.
     By facsimile to 214-659-4828